MOVADO GROUP, INC.
                                  650 From Road
                             Paramus, NJ 07652-3507
                                  201-267-8000



February 2, 2007


Mr. Michael Moran
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Moran,

This letter is submitted on behalf of Movado Group, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-K for the fiscal year ended January 31, 2006 (the "Form 10-K") filed on April 12, 2006 and the Form 10-Q for the quarterly period ended October 31, 2006 (the "Form 10-Q") filed on December 7, 2006, as set forth in your letter dated January 23, 2007 to Efraim Grinberg (the "Comment Letter").

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff's comments and our responses refer to the Form 10-K for the fiscal year ended January 31, 2006 and the Form 10-Q for the quarterly period ended October 31, 2006. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the respective Form 10-K and Form 10-Q.

Movado Group, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

FORM 10-K FOR FISCAL YEAR ENDED JANUARY 31, 2006
------------------------------------------------

NOTES TO MOVADO GROUP, INC.'S CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8
-------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8
--------------------------------------------------

PRINCIPLES OF CONSOLIDATION, PAGE F-8
-------------------------------------

   1. PLEASE TELL US HOW YOU ACCOUNT FOR YOUR JOINT VENTURE IN MGI-TWC B.V. AND ITS TWO SUBSIDIARIES. WE NOTE THAT YOU HOLD A 51% OWNERSHIP INTEREST AND YOU DISCLOSE CONSOLIDATING YOUR SUBSIDIARIES, HOWEVER, MGI-TWC B.V. AND ITS SUBSIDIARIES ARE NOT INCLUDED IN EXHIBIT 21.1 OF YOUR FORM 10-K. IN YOUR RESPONSE PLEASE INCLUDE THE APPLICABLE GAAP TO SUPPORT YOUR ACCOUNTING TREATMENT AND ANY PROPOSED DISCLOSURE REVISIONS TO CLARIFY YOUR POLICY IF YOU DO NOT ALREADY FULLY CONSOLIDATE THESE ENTITIES.

        RESPONSE TO COMMENT NO. 1
        -------------------------

        As set forth in Form 10-K for Fiscal Year Ended January 31, 2006, Item 1 - Business - Recent Developments, page 3 - On August 31, 2005, Movado Group, Inc. ("the Company") signed a joint venture agreement ("JV Agreement") with Financiere TWC SA ("TWC"), a French company with established distribution, marketing and sales operations in France and Germany. Under the JV Agreement, the Company and TWC control 51% and 49%, respectively, of MGI-TWC B.V. a Dutch holding company that owns MGI-TWC SAS, a French corporation, and MGI-TWC GmbH, a German corporation (collectively, the "Subsidiaries"). The Subsidiaries are responsible for the marketing, distribution and sale in France and Germany of the Company's licensed HUGO BOSS and Tommy Hilfiger brands, as well as future brands licensed to the Company, subject to the terms of the applicable license agreement.

        Although the JV Agreement was signed on August 31, 2005, capital contributions to the business were not made, and business operations did not commence until February 2006. Therefore, there was no effect on the Company's Consolidated Financial Statements included in Form 10-K for the fiscal year ended January 31, 2006. MGI-TWC B.V. and its subsidiaries were omitted from exhibit 21.1 of Form 10-K for these reasons but will be included in future filings.

        In accordance with paragraph 13 of Statement of Financial Accounting Standards No. 94 "Consolidation of All Majority-Owned Subsidiaries" ("SFAS 94"), all majority-owned subsidiaries (all companies in which a parent has a controlling interest through direct or indirect ownership of a majority voting interest) shall be consolidated unless control does not rest with the majority owner. The Company clearly has a controlling interest in MGI-TWC B.V. as evidenced by its 51% ownership, as well as the fact that the sole purpose of the joint venture and its subsidiaries is to sell the Company's licensed brand products in France and Germany. In addition, the Company has the unilateral right to acquire all of TWC's shares in the holding company as of July 1, 2016 and every fifth anniversary thereafter at a pre-determined price. Therefore, effective in the first quarter of the fiscal year ended January 31, 2007, the Company has consolidated the results of MGI-TWC B.V. and its subsidiaries, and recorded the applicable minority interest in accordance with SFAS 94. In future periods, the Company will disclose its Principles of Consolidation for "Majority-Owned" subsidiaries in addition to "Wholly-Owned" subsidiaries as follows:

        Principles of Consolidation

        The Consolidated Financial Statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.


DEFERRED RENT OBLIGATIONS AND CONTRIBUTIONS FROM LANDLORDS, PAGE F-11
---------------------------------------------------------------------

   2. IN YOUR RESPONSE, PLEASE CONFIRM THE EFFECTS OF ADOPTING FSP 13-1 WERE IMMATERIAL TO YOUR FINANCIAL POSITION AND RESULTS OF OPERATIONS, OR IN FUTURE FILINGS; PLEASE DISCLOSE THE AMOUNT OF CAPITALIZED RENTAL COSTS INCURRED DURING AND AFTER A CONSTRUCTION PERIOD FOR LEASED STORE LOCATIONS PRIOR TO THE ADOPTION OF FSP 13-1, TO THE EXTENT MATERIAL.

        RESPONSE TO COMMENT NO. 2
        -------------------------

        Movado Group, Inc. leases facilities in North America, Europe, the Middle East and Asia for its corporate, manufacturing, distribution and sales operations. The Company also leases space for approximately 60 retail locations throughout the United States. All real property leases entered into by the Company are classified as operating leases as subject to Statement of Financial Accounting Standards No. 13, "Accounting for Leases."

        As set forth in form 10-K for the Fiscal Year Ended  January 31,  2006,
        Note 1 - Significant Accounting Policies - Deferred Rent Obligations and Contributions from Landlords, "The Company accounts for rent expense under non-cancelable operating leases with scheduled rent increases on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payments is recorded as a deferred liability."

        It is customary for the Company to take possession of leased spaces prior to the rental payment commencement date as set forth in the lease agreements. It is during this period that the construction of leasehold improvements, addition of furniture and fixtures and other measures necessary to ready the leased spaces for operation occur. Historically, the Company has calculated the period over which rent expense will be straight-lined to include the construction period (i.e., from the date of possession to the end of the lease term as set forth in the lease documents). All rent expense has been charged to operating income rather than capitalized to property, plant and equipment. This practice is in line with FASB Staff Position 13-1, "Accounting for Rental Costs Incurred during a Construction Period", therefore, the adoption of this position had no effect on the Company's financial statements.



REVENUE RECOGNITION, PAGE F-12
------------------------------

   3. TO THE EXTENT MATERIAL, PLEASE INCLUDE THE REQUIRED DISCLOSURES FOR THE AMOUNT OF GROSS REVENUE FROM FINANCE CHARGES ON YOUR PRIVATE LABEL CREDIT CARD AND ITS INCOME STATEMENT CLASSIFICATION OR DISCLOSE THE AMOUNT TO BE IMMATERIAL. SEE SAB TOPIC 8B.

        RESPONSE TO COMMENT NO. 3
        -------------------------

        The Company offers its customers the opportunity to obtain and utilize a private label credit card. The transaction processing and administration of the private label credit card program are outsourced to an independent third party that assumes all of the risk and rewards associated with the consumer indebtedness. The Company does not receive or record any revenue from finance charges. Private label credit card transactions are processed and accounted for in the same manner as any other third party credit card (i.e., Visa, Mastercard) transaction.

        Based upon the above facts, SAB Topic 8B does not appear applicable, and no additional disclosure would be required.

NOTE 15 - SEGMENT INFORMATION, PAGE F-30
----------------------------------------

   4. PLEASE ADVISE OR REVISE THE GEOGRAPHIC INFORMATION IN FUTURE FILINGS TO SEPARATELY DISCLOSE REVENUE FROM EXTERNAL CUSTOMERS YOU ATTRIBUTE TO THE U.S., TO ALL OTHER COUNTRIES COMBINED AND MATERIAL INDIVIDUAL FOREIGN COUNTRIES, AS APPLICABLE. YOUR DISCLOSURE SUGGESTS THAT DOMESTIC DATA INCLUDES NORTH AMERICA, CARIBBEAN AND HILFIGER SOUTH AMERICAN OPERATIONS. ALSO, PLEASE EXPAND YOUR DISCLOSURE TO CLARIFY YOUR BASIS FOR ATTRIBUTING REVENUE TO INDIVIDUAL COUNTRIES. FOR EXAMPLE, PLEASE TELL US HOW YOU CHARACTERIZE REVENUE ORIGINATING IN THE U.S. AND SOLD TO FOREIGN COUNTRIES OR DOMICILED ENTITIES. SEE PARAGRAPH 38 OF SFAS NO. 131.

        RESPONSE TO COMMENT NO. 4
        -------------------------

        The Company does not currently evaluate, manage or report on its business by individual country. Historically, management has concluded that no individual country, other than the United States, is material to its overall business. Aside from the United States, there is no individual country that represents more than 10% of consolidated net sales.

        In order to clarify geographic segment disclosures, the Company will revise future disclosures as follows:


        HISTORICAL DISCLOSURE, PAGE F-30
        --------------------------------

        The Company  divides its business into two major  geographic  segments:
        Domestic, which includes the results of the Company's North American, Caribbean and Tommy Hilfiger South American operations, and International, which includes the results of all other Company operations. The Company's International operations are principally conducted in Europe, the Middle East and Asia. The Company's International assets are substantially located in Switzerland.

        FUTURE DISCLOSURE
        -----------------

        The Company  divides its business into two major  geographic  segments:
        United States operations, and International, which includes the results of all other Company operations. The allocation of geographic revenue is based upon the location of the customer. The Company's International operations are principally conducted in Europe, Asia, Canada, the Middle East, South America and the Caribbean. The Company's International assets are substantially located in Switzerland.

FORM 10-Q FOR THREE MONTHS ENDED OCTOBER 31, 2006
-------------------------------------------------

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 15
          ------------------------------------------------------

RESULTS OF  OPERATIONS  FOR THE THREE MONTHS ENDED
OCTOBER 31, 2006 AS COMPARED TO THE THREE MONTHS ENDED OCTOBER 31, 2005, PAGE 17
--------------------------------------------------------------------------------

   5. WE NOTE THAT YOU ATTRIBUTE AN INCREASE OF APPROXIMATELY $12.1 MILLION IN SALES TO THE LIQUIDATION OF EXCESS DISCOUNTED INVENTORY AND, OF THAT $12.1 MILLION, ABOUT $5 MILLION OF THE INCREASED SALES IS ATTRIBUTABLE TO THE MOVADO BRAND. PLEASE TELL US HOW THE UNEXPLAINED $7.1 MILLION IS ATTRIBUTABLE TO OTHER PRODUCT BRANDS, EXPLAIN THE UNDERLYING REASON(S) FOR THE LIQUIDATION INCLUDING WHY THE UTILITY OF THE INVENTORY DETERIORATED SUBSEQUENT TO YOUR ANNUAL YEAR END. PLEASE TELL US WHY THIS EXCESS INVENTORY WAS BELIEVED TO BE STATED AT ITS LOWER OF COST OR MARKET AT YEAR END AND IF THE EXCESS INVENTORY WAS INCLUDED IN YOUR OBSOLESCENCE ALLOWANCE. TO THE EXTENT USEFUL, PLEASE SUPPORT YOUR EXPLANATIONS WITH INFORMATION, OR STATISTICS SUCH AS SELL THROUGH OR TURN RATES, TO SUPPORT YOUR CONCLUSIONS.

        RESPONSE TO COMMENT NO. 5
        -------------------------

        As disclosed in Item 1. Business - Operating Segments - Retail, page 7 of Form 10-K - The Company's 28 outlet stores are multi-branded and serve solely as an effective vehicle to sell discontinued models and factory seconds of all of the Company's watches, jewelry, tabletop and accessory products.

        In fiscal 2007, the Company made a strategic decision to embark on a major transformation of the Concord brand designed to position the brand for continued future growth. In connection with this strategic decision, many of the older Concord watch styles were discontinued. At the same time, a decision was made to discontinue a few of the Movado brand watch models to make room for new products in the line. Both of these decisions resulted in a buildup of discontinued products above what the Company expected would normally be sold through the outlet stores in a reasonable period of time.

        The Company entered into a liquidation transaction with an outside party to sell the Concord and Movado discontinued products for cash. In the three month period ended October 31, 2006, the Company liquidated $12.1 million of excess discontinued inventory, which included approximately $7.1 million of Concord brand products and approximately $5.0 million of Movado merchandise. While the sale was profitable, it resulted in margins below those normally achieved by the Company's outlet stores. The value of this inventory was not impaired and was fairly stated at the lower of cost or market.

        The Company elected to include this transaction in Management's Discussion and Analysis of Financial Condition and Results of Operations in order to improve transparency and assist investors in understanding the Company's overall sales and margin performance for the quarter.

        The Company will continue to include such disclosures in the future and
        expand  them  as  necessary  to   appropriately   inform  investors  of
        significant transactions and the related effects on the business.


   6. PLEASE TELL US HOW THE LIQUIDATION OF EXCESS DISCOUNTED INVENTORY, DISCUSSED ABOVE, IS ASSOCIATED WITH THE $13.1 MILLION INCREASE IN CONCORD AND EBEL INVENTORY EXISTING AS OF JANUARY 31, 2006, IF AT ALL. WE REFER YOU TO PAGE 30 OF FORM 10-K. IF IT IS NOT, PLEASE TELL US IF ANY ADJUSTMENTS WERE RECORDED TO REDUCE EXCESS CONCORD AND EBEL INVENTORY TO ITS LOWER OF COST OR MARKET SINCE YEAR END.

        RESPONSE TO COMMENT NO. 6
        -------------------------

        The liquidation of the excess discontinued inventory, as discussed in number five above, did not include any Ebel products and is not related to the $8.0 million increase in Ebel inventory as disclosed on page 30 of the Form 10-K. The increase in Concord inventory of $3.1 million was the result of declining Concord sales. No adjustments were necessary to reduce the carrying value of any of the Company's inventory due to the Company's ability to sell discontinued products profitably through either its outlet stores or through liquidation transactions similar to those discussed above.

        If you should have any questions about this letter,  please call Eugene
        J. Karpovich,  Chief Financial Officer at (201) 267-8004,  or myself at
        (201) 267-8160.


        Very truly yours,

        MOVADO GROUP, INC.


        By: /s/ Efraim Grinberg
        -------------------------
        EFRAIM GRINBERG
        CHIEF EXECUTIVE OFFICER